DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

March 25, 2008

Via Courier and EDGAR

Michael McTiernan, Special Counsel

Angela McHale, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Real Estate Investment Trust II, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed on February 19, 2008

File No. 333-146341

(Confidential, For Use of the Commission Only)

Dear Mr. McTiernan and Ms. McHale:

Thank you for your letter dated March 7, 2008. On behalf of our client, KBS Real Estate Investment Trust II, Inc. (the “Company”), we are supplementally providing you with our proposed response to one of your comments. By providing this information to you supplementally, we hope to resolve this comment with you before the Company makes its next filing.

Organization, Offering and Related Costs, page F-7

4.	Please expand your discussion to clarify how under SFAS 5 you record your obligation to repay organization, offering, and related costs incurred by the Advisor and its affiliates on your behalf. Further, the note should clarify how offering and organization costs incurred on the registrant’s behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

As disclosed on page F-7, the advisory agreement provides that expenses incurred by the advisor on behalf of the Company will not become reimbursable to the advisor unless and until the Company has received and accepted subscriptions for the minimum offering amount of $2.5 million in its initial public offering. Once the Company has raised the minimum offering amount, the payment/reimbursement of offering expenses by the Company will be capped such that the total offering expenses (including selling commissions and the dealer manager fee) paid or reimbursed by the Company will not exceed 15% of gross offering proceeds on a continuing basis. In other words, the costs will only become a liability to the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of gross offering proceeds.

As a result, the $618,000 of organization and offering costs are not recorded on the consolidated balance sheet of the Company because such costs are not a liability of the Company until subscriptions for the minimum number of shares (representing $2.5 million in gross offering proceeds) are received and accepted by the Company. Further, these costs will only become a liability of the Company to the extent selling commissions, the dealer manager fee and other organization and offering costs do not exceed 15% of gross offering proceeds.

Organization costs incurred by the advisor as of December 31, 2007 may be reimbursed in a subsequent period if the Company has raised the minimum offering amount and such reimbursement would not cause the selling commissions, dealer manager fees and other organization and offering expenses borne by the Company as of the date of reimbursement to exceed 15% of gross offering proceeds. Since selling commissions, the dealer manager fee and other organization and offering expenses are limited to 15% of gross offering proceeds, the Company will need to raise approximately $11.3 million in gross offering proceeds for the entire $618,000 of costs at December 31, 2007 to be reimbursed by the Company to the advisor. The Company believes it will raise over $11.3 million; however, the Company’s success in raising any offering proceeds is not known at this time. If the Company raises the minimum offering amount but is unable to raise $11.3 million, the advisor’s right to receive reimbursement for these costs will be limited to approximately 5.5% (after payment of selling commissions and dealer manager fees) of gross offering proceeds.

We have considered SAB Topic 1B, SAB Topic 5T and SOP 98-5 in our determination of how to account for organization and offering costs. Under SAB Topic 5T, we do agree that these costs would have been incurred by the Company had it been acting on its own; however, under the advisory agreement, repayment is subject to the events and significant limitations outlined above. These costs are not a liability of the Company under SFAS 5 and SAB Topic 1B; therefore, SAB Topic 5T does not apply. As the costs become a liability of the Company, we plan to reflect these costs as a reduction of Additional Paid-in Capital. In addition, as required by SAB Topic 1B and SFAS 5, we have provided footnote disclosure of what the organization and offering costs would have been on a stand-alone basis.

Very truly yours,

/s/ Robert H. Bergdolt
Robert H. Bergdolt

cc:	Charles J. Schreiber, Jr., Chief Executive Officer

KBS Real Estate Investment Trust II, Inc.

2